7 Curzon Street, London W1J 5HG

Tel: +44 (0)20 7499 9009 Fax: +44 (0)20 7499 9004

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

U.S.A

By Fax and EDGAR

September 30, 2005

Re:	Amarin Corporation plc
Form 20-F for the fiscal year Ended December 31, 2004
Filed April 1, 2005
File Number: 000-21392

Dear Mr. Rosenberg:

I thank you for your letter to our Chief Executive Officer, Richard Stewart, dated September 16, 2005, relating to your review of our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”). As Chief Financial Officer of Amarin, I will respond on Amarin’s behalf.

As requested in your letter, the numbered paragraphs below correspond to the numbered comments set forth in your letter. For your convenience, we have reproduced each of the comments from your letter (in bold italics) immediately before our response. We will also ensure that this letter of response is filed on EDGAR under the form label CORRESP, as requested.

Form 20-F for the Fiscal year Ended December 31, 2004

Item 5. Operating and Financial Review and Prospects

C. Research and development, page 38

1.

We note that you recorded significant amounts of In-Process Research and Development costs as part of the October 2004 acquisition and that you anticipate incurring significant research and development costs in the future.

I. Please provide the following disclosures for the acquired projects:

a. The specific nature and fair value of each significant in-process research and development project acquired.

b. The completeness, complexity and uniqueness of the projects at the acquisition date.

With regard to in-process research and development costs arising as part of the October 2004 acquisition of Laxdale Limited (“Laxdale”) we will insert the following discussion and table in our Form 20-F:

The acquisition of Laxdale provides Amarin with three significant in-process R&D projects:

•

The full rights to Miraxion for Huntington’s Disease (“HD”) in the United States over and above the rights as licensee in the United States already possessed by Amarin prior to the acquisition. As noted above in “Item 4A History and Development of the Company—Laxdale Acquisition”, prior to the acquisition, Amarin had an exclusive licence from Laxdale for the US rights to Miraxion for HD, subject to a 40-45% royalty payable by Amarin to Laxdale (i.e., the acquisition eliminated a 40-45% royalty on US sales of Miraxion for HD previously payable by Amarin to Laxdale).

•	The rights to Miraxion for HD in the European Union.

•	The rights to Miraxion for depression in the European Union and the United States.

Miraxion, at the time of the acquisition, had completed a Phase II trial and an initial Phase III trial for HD. The post hoc data analysis from the initial Phase III trial had illustrated a statistically significant benefit in a significant subset of HD patients. This subset of HD patients represents 65-70% of all HD sufferers. No product has ever been approved for HD in the United States. Final, large Phase III trials need to be designed and completed prior to submitting a New Drug Application (an “NDA”) to the FDA for review. There is no certainty that final Phase III trials will be successful in showing a statistically significant benefit in treating HD. Without successful trials, Miraxion will not be approved in the United States or European Union.

Miraxion had also completed several Phase IIa trials in treatment-unresponsive depression. Approximately one-third of patients treated with standard depression therapy see no benefit and a further one-third see an initial benefit that wears off. In a number of Phase IIa trials, Miraxion provided benefit to these “treatment-unresponsive” patients. Before Miraxion can be approved for treating depression,

2

further phase II studies and final Phase III studies must be completed. There is no certainty that such studies will be successfully completed.

Most current drugs for treating neurological and psychiatric disorders have mechanisms of action targeting receptors (surface proteins embedded in the phospholipid membranes) or neurotransmitters in the brain. Amarin’s product, Miraxion, targets the bio-chemical imbalances in the phospholipids themselves and also influences other fatty acid and eicosanoid pathways.

The following table presents each significant in-process R&D project acquired as part of the Laxdale acquisition:

Program	Indication	Strategy	Discount rate	Development risk adjustment	Expected completion (Regulatory filing)	Expected cash inflows (product launch)	Status	Fair value on acquisition
								$’000

Miraxion	Huntington’s disease – US (see below)	Directly market	16%	50%	H2 2006	H2 2007	Phase III	23,193

Miraxion	Huntington’s disease – EU (see below)	Partner/ out-license	16%	50%	H2 2006	H2 2007	Phase III	15,250
Miraxion	Treatment-unresponsive depression	Partner/ out-license	20%	5%	H1 2007	H1 2009	Phase II	9,792

Total								48,235

c. The significant appraisal assumptions such as:

i. the period in which material net cash inflows from significant projects are expected to commence;

We will insert the following discussion in our Form 20-F:

The above table also indicates Amarin’s strategy with regard to Miraxion for HD and treatment-unresponsive depression. Amarin intends to directly commercialize Miraxion in the United States and out-license or partner Miraxion in the European Union. Amarin also intends to out-license or partner Miraxion for treatment-unresponsive depression.

The fair value calculations are based on the assumption that Amarin files for HD regulatory approval with the FDA and EMEA in the second half of 2006, and obtains approval by mid 2007, with product launch in the second half of 2007. It is

3

assumed that product sales revenues in the United States commence in the second half of 2007. Miraxion has been granted Fast Track designation by the FDA. Whilst Miraxion is assumed to be directly commercialized by Amarin in the United States, in the European Union it is assumed to be partnered or out-licensed. For the European Union, it is assumed that Amarin earns milestone revenue from its existing European partners before and upon approval for HD in the first half of 2007, followed by royalty revenue once the product is launched in the European Union (assumed to be in the second half of 2007).

With respect to treatment-unresponsive depression, it is assumed that Phase III trials are completed and a regulatory filing is submitted by mid-2007. Approval by the FDA and EMEA is assumed to be obtained by the end of 2008, with product launch in the first half of 2009. It is assumed that Amarin earns milestones at each of these points, with royalties flowing from launch in 2009. There is, however, no certainty that such studies will be successfully completed.

ii. material anticipated changes from historic pricing, margins and expense levels; and

We will insert the following discussion in our 20-F:

As Miraxion is still in development, there is no historic pricing or margins though, as indicated above, development costs will arise to take the compound through clinical trials. Such costs include additional or incremental infrastructure and other indirect costs, as well as direct costs associated with development. The forecast cashflows have been developed using assumed sales prices based upon the price levels of other therapies for similar diseases in the neurology field. Amarin has assumed an inflationary increase in drug prices over the course of marketing exclusivity. Margins have been forecast using current estimates of the cost of manufacture and supply of product based upon experience to date with the product and its supply chain. It is assumed that significant R&D expenditure will be incurred in the future to complete the Phase III studies and obtain regulatory approval for HD in the United States and the European Union amounting to $32 million. This cost has been fully allocated to the US Miraxion program for HD in calculating its present value because all of this development work will need to be completed to obtain US approval. The development work and costs for US approval have been planned in a manner that will also support a filing and approval in the European Union. As the work and costs of obtaining approval in the European Union are essentially indistinguishable from the work and costs to be incurred for US approval, no arbitrary cost allocation is made to the EU program and, instead, the costs are fully allocated to the US program.

For depression, it is assumed that the vast majority of the cost of completing the clinical trials and obtaining approval is incurred and funded by a development partner. We have assumed that Amarin incurs $1 million of additional costs on the

4

depression program. Expenditure levels on commercialization are forecast based on management’s knowledge and experience with establishing the infrastructure required to commercialize the product, such as a US sales and marketing operation for the direct marketing of Miraxion for HD in the United States.

iii. the risk adjusted discount rate applied to the project’s cash flow.

We will insert the following discussion in our 20-F:

The forecast cashflows are discounted using risk-adjusted discount rates reflecting Amarin’s weighted average cost of capital and cash-flow related risks. For HD, these risks include those associated with the assumed level of the market penetration rates in the patient population, product pricing and the need to develop a sales and marketing infrastructure in the United States. All risks considered are reflected in the risk-adjusted discount rate used of 16%. Similarly, with respect to depression, the risks considered include those associated with the assumed level of market penetration rates, product pricing, the new mode of action of the drug and the risk associated with finding a development and commercial partner for this indication. Again, the risk-adjusted discount rate used of 20% reflects all risks considered.

The result of applying these discount rates to the forecast cashflows for each project is its present value. This is further adjusted by a probability adjustment to reflect the development risk. Typically, a product starting Phase III trials has an approximately 65-70% chance of making it through to NDA approval. Due to the difficulty in achieving success in clinical trials in CNS disorders, such as HD, Amarin has applied a probability adjustment of 50% to reflect the development and regulatory risk remaining. The probability adjustment to reflect the development risk associated with the depression program is estimated to be significantly lower (5%) due to its earlier stage of development, the difficulty in showing efficacy in this difficult-to-treat and unresponsive patient group and the requirement of identifying and executing a development and commercial partnership with a global pharmaceutical company with the requisite skills to take the product through development and eventual marketing.

II. For significant research and development projects including those acquired in October 2004 disclose:

a. The costs incurred during each period presented and to date on the project.

We will insert the following discussion in our 20-F:

5

Prior to its acquisition, Laxdale had been developing the HD and depression projects and maintaining an infrastructure at its site in Stirling, Scotland. Prior to the acquisition, costs were not recorded on a project-by-project basis and, therefore, a specific analysis of historic costs by project is not presented here. However, a broad indication of the costs of running the site and associated activities, including taking Miraxion through its initial Phase III trial for HD and Phase IIa trials for depression is the accumulated expenditure from 1997 (the year in which Laxdale was established to develop this intellectual property) to December 31, 2004 which amounted to approximately £17,772,000 ($30,392,000). For Laxdale’s fiscal years ended March 31, 2002, 2003 and 2004 the total expenditure of Laxdale was £4,476,000 ($6,416,000), £5,635,000 ($8,719,000) and £3,612,000 ($6,159,000) respectively. For the period ended April 1, 2004 to the acquisition date of October 8, 2004, the total expenditure was £1,316,000 ($2,377,000). For the post acquisition period to December 31, 2004 total expenditure was £1,428,000 ($2,943,000).

b. The nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.

We have determined the nature, timing and estimated costs to take the project through to regulatory filing, together with expected completion dates. These are set out and discussed in detail in the narrative set out above for insertion in our 20-F.

c. The risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

We will insert the following discussion in our 20-F:

The key risks and uncertainties associated with completing development on schedule include:

•	Obtaining FDA clearance to commence the remaining clinical trials for each program (both HD and depression);

•	Recruiting patients that meet the entry criteria to the trials in a timely fashion;

•	Ensuring patients remain in the trials to completion and adhere to the trial protocol;

•	Ensuring Amarin maintains adequate cash levels to commence, conduct and complete the remaining R&D work on each of the programs;

•	Compiling the NDAs, including clinical, preclinical and toxicology data; and

6

•	Obtaining a timely review by the FDA of the NDA.

The consequences if the development program is not timely completed are as follows (these should be read in conjunction with Item 3D “Risk Factors”):

•

Competition in the pharmaceutical industry is intense and is expected to increase. Therefore, any delay or lack of success with any clinical trials or regulatory approval for Miraxion will increase the possibility that another competitor’s drug may get to market first.

•

We are dependent upon the success of a limited range of programs and, in particular, on Miraxion for HD. If regulatory approval is not forthcoming or is significantly delayed for Miraxion for HD, our business will be materially and adversely affected.

For your convenience, we have enclosed with this letter a marked copy of the proposed amendments to our Form 20-F, as set out above.

As requested, on Amarin’s behalf, I hereby acknowledge that:

(a)	Amarin is responsible for the adequacy and accuracy of the disclosure in the Form 20-F:

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission form taking any action with respect to the filing; and

(c)	Amarin may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any comments or queries on this matter, please do not hesitate to contact me on +353 1 669 9022.

Yours Sincerely,

Alan Cooke

Chief Financial Officer

7

AMARIN CORPORATION PLC 20/F EXTRACT/PAGE 38

C.	Research and Development

Following the acquisition of Laxdale Limited on October 8, 2004, Amarin has an in-house research and development capability and expertise, supplemented by retained external consultants. Prior to their disposals, as discussed above, Amarin undertook research and development activities through ADAB and API. Costs classified as research and development are written off as incurred, as are patent costs. Such costs include staff costs, professional and contractor fees, materials and external services. Details of amounts charged in the three years ended December 31, 2004, are disclosed above. Specifically, we incurred $3.5 million in 2004, of which $2.5 million was in respect of obligations to fund Zelapar safety studies, which we undertook in connection with the sale to Valeant, and $1.0 million was in respect of costs attributable to research and development activities as incurred by Laxdale, our newly acquired subsidiary. In 2003, we incurred costs of $5.4 million (2002: $6.2 million) relating such expenses incurred by API and ADAB. To date Amarin had managed development risk by structuring agreements such that our development partners incur the cost of the research and development activities for products we license from them. Following the acquisition of Laxdale our expenditure will be increasingly focused on research and development, as we pursue our goal of becoming a leader in the research, development and commercialization of novel drugs for CNS disorders. In addition, we plan to commence two phase III trials with Miraxion in Huntington’s disease by mid 2005 and have engaged external clinical research organizations and consultants to assist us, as detailed below in part F. This will result in our research and development expenditure increasing significantly in 2005 when compared to the levels incurred in prior years.

Under US GAAP, in 2004, Amarin incurred an in process research and development charge of $48,235,000 representing the write off of the Miraxion intangible asset that arises on the acquisition of Laxdale (See our financial pages beginning on page F-1, Note 41, 2J).

The acquisition of Laxdale provides Amarin with three significant in-process R&D projects:

•

The full rights to Miraxion for Huntington’s Disease (“HD”) in the United States over and above the rights as licensee in the United States already possessed by Amarin prior to the acquisition. As noted above in “Item 4A History and Development of the Company—Laxdale Acquisition”, prior to the acquisition, Amarin had an exclusive licence from Laxdale for the US rights to Miraxion for HD, subject to a 40-45% royalty payable by Amarin to Laxdale (i.e., the acquisition eliminated a 40-45% royalty on US sales of Miraxion for HD previously payable by Amarin to Laxdale).

8

•	The rights to Miraxion for HD in the European Union.

•	The rights to Miraxion for depression in the European Union and the United States.

Miraxion, at the time of the acquisition, had completed a Phase II trial and an initial Phase III trial for HD. The post hoc data analysis from the initial Phase III trial had illustrated a statistically significant benefit in a significant subset of HD patients. This subset of HD patients represents 65-70% of all HD sufferers. No product has ever been approved for HD in the United States. Final, large Phase III trials need to be designed and completed prior to submitting a New Drug Application (an “NDA”) to the FDA for review. There is no certainty that final Phase III trials will be successful in showing a statistically significant benefit in treating HD. Without successful trials, Miraxion will not be approved in the United States or the European Union.

Miraxion had also completed several Phase IIa trials in treatment-unresponsive depression. Approximately one-third of patients treated with standard depression therapy see no benefit and a further one-third see an initial benefit that wears off. In a number of Phase IIa trials, Miraxion provided benefit to these “treatment-unresponsive” patients. Before Miraxion can be approved for treating depression, further phase II studies and final Phase III studies must be completed. There is no certainty that such studies will be successfully completed.

Most current drugs for treating neurological and psychiatric disorders have mechanisms of action targeting receptors (surface proteins embedded in the phospholipid membranes) or neurotransmitters in the brain. Amarin’s product, Miraxion, targets the bio-chemical imbalances in the phospholipids themselves and also influences other fatty acid and eicosanoid pathways.

The following table presents each significant in-process R&D project acquired as part of the Laxdale acquisition:

9

Program	Indication	Strategy	Discount rate	Development risk adjustment	Expected completion (Regulatory filing)	Expected cash inflows (product launch)	Status	Fair value on acquisition
								$’000

Miraxion	Huntington’s disease – US (see below)	Directly market	16%	50%	H2 2006	H2 2007	Phase III	23,193

Miraxion	Huntington’s disease – EU (see below)	Partner/ out-license	16%	50%	H2 2006	H2 2007	Phase III	15,250
Miraxion	Treatment-unresponsive depression	Partner/ out-license	20%	5%	H1 2007	H1 2009	Phase II	9,792

Total								48,235

The above table also indicates Amarin’s strategy with regard to Miraxion for HD and treatment-unresponsive depression. Amarin intends to directly commercialize Miraxion in the United States and out-license or partner Miraxion in the European Union. Amarin also intends to out-license or partner Miraxion for treatment-unresponsive depression.

The fair value calculations are based on the assumption that Amarin files for HD regulatory approval with the FDA and EMEA in the second half of 2006, and obtains approval by mid 2007, with product launch in the second half of 2007. It is assumed that product sales revenues in the United States commence in the second half of 2007. Miraxion has been granted Fast Track designation by the FDA. Whilst Miraxion is assumed to be directly commercialized by Amarin in the United States, in the European Union it is assumed to be partnered or out-licensed. For the European Union, it is assumed that Amarin earns milestone revenue from its existing European partners before and upon approval for HD in the first half of 2007, followed by royalty revenue once the product is launched in the European Union (assumed to be in the second half of 2007).

With respect to treatment-unresponsive depression, it is assumed that Phase III trials are completed and regulatory filing submitted by mid-2007. Approval by the FDA and EMEA is assumed to be obtained by the end of 2008, with product launch in the first half of 2009. It is assumed that Amarin earns milestones at each of these points, with royalties flowing from launch in 2009. There is, however, no certainty that such studies will be successfully completed.

As Miraxion is still in development, there is no historic pricing or margins though, as indicated above, development costs will arise to take the compound through clinical trials. Such costs include additional or incremental infrastructure

10

and other indirect costs as well as direct costs associated with development. The forecast cashflows have been developed using assumed sales prices based upon the price levels of other therapies for similar diseases in the neurology field. Amarin has assumed an inflationary increase in drug prices over the course of marketing exclusivity. Margins have been forecast using current estimates of the cost of manufacture and supply of product based upon experience to date with the product and its supply chain. It is assumed that significant R&D expenditure will be incurred in the future to complete the Phase III studies and obtain regulatory approval for HD in the United States and the European Union amounting to $32 million. This cost has been fully allocated to the US Miraxion program for HD in calculating its present value because all of this development work will need to be completed to obtain US approval. The development work and costs for US approval have been planned in a manner that will also support a filing and approval in the European Union. As the work and costs of obtaining approval in the European Union are essentially indistinguishable from the work and costs to be incurred for US approval, no arbitrary cost allocation is made to the EU program and, instead, the costs are fully allocated to the US program.

For depression, it is assumed that the vast majority of the cost of completing the clinical trials and obtaining approval is incurred and funded by a development partner. We have assumed that Amarin incurs $1 million of additional costs on the depression program. Expenditure levels on commercialization are forecast based on management’s knowledge and experience with establishing the infrastructure required to commercialize the product, such as a US sales and marketing operation for the direct marketing of Miraxion for HD in the United States.

The forecast cashflows are discounted using risk-adjusted discount rates reflecting Amarin’s weighted average cost of capital and cash-flow related risks. For HD, these risks include those associated with the assumed level of the market penetration rates in the patient population, product pricing and the need to develop a sales and marketing infrastructure in the United States. All risks considered are reflected in the risk-adjusted discount rate used of 16%. Similarly, with respect to depression, the risks considered include those associated with the assumed level of market penetration rates, product pricing, the new mode of action of the drug and the risk associated with finding a development and commercial partner for this indication. Again, the risk-adjusted discount rate used of 20% reflects all risks considered.

The result of applying these discount factors to the forecast cashflows for each project is its present value. This is further adjusted by a probability adjustment to reflect the development risk. Typically, a product starting Phase III development has an approximately 65-70% chance of making it through to NDA approval. Due to the difficulty in achieving success in clinical trials in CNS disorders, such as HD, Amarin has applied a probability adjustment of 50% to reflect the development and regulatory risk remaining. The probability adjustment to reflect the development

11

risk associated with the depression program is estimated to be significantly lower (5%) due to its earlier stage of development, the difficulty in showing efficacy in this difficult-to-treat and unresponsive patient group and the requirement of identifying and executing a development and commercial partnership with a global pharmaceutical company with the requisite skills to take the product through development and eventual marketing.

Prior to its acquisition, Laxdale had been developing the HD and depression projects and maintaining an infrastructure at its site in Stirling, Scotland. Prior to the acquisition, costs were not recorded on a project-by-project basis and, therefore, a specific analysis of historic costs by project is not presented here. However, a broad indication of the costs of running the site and associated activities, including taking Miraxion through its initial Phase III trial for HD and Phase IIa trials for depression is the accumulated expenditure from 1997 (the year in which Laxdale was established to develop this intellectual property) to December 31, 2004 which amounted to approximately £17,772,000 ($30,392,000). For Laxdale’s fiscal years ended March 31, 2002, 2003 and 2004 the total expenditure of Laxdale was £4,476,000 ($6,416,000), £5,635,000 ($8,719,000) and £3,612,000 ($6,159,000) respectively. For the period ended April 1, 2004 to the acquisition date of October 8, 2004, the total expenditure was £1,316,000 ($2,377,000). For the post acquisition period to December 31, 2004 total expenditure was £1,428,000 ($2,943,000).

The key risks and uncertainties associated with completing development on schedule include:

•	Obtaining FDA clearance to commence the remaining clinical trials for each program (both HD and depression);

•	Recruiting patients that meet the entry criteria to the trials in a timely fashion;

•	Ensuring patients remain in the trials to completion and adhere to the trial protocol;

•	Ensuring Amarin maintains adequate cash levels to commence, conduct and complete the remaining R&D work on each of the programs;

•	Compiling the NDAs, including clinical, preclinical and toxicology data; and

•	Obtaining a timely review by the FDA of the NDA.

The consequences if the development program is not timely completed are as follows (these should be read in conjunction with Item 3D “Risk Factors”):

12

•

Competition in the pharmaceutical industry is intense and is expected to increase. Therefore, any delay or lack of success with any clinical trials or regulatory approval for Miraxion will increase the possibility that another competitor’s drug may get to market first.

•

We are dependent upon the success of a limited range of programs and, in particular, on Miraxion for HD. If regulatory approval is not forthcoming or is significantly delayed for Miraxion for HD, our business will be materially and adversely affected.

13